Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025,
Stryve Foods, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Stryve Foods, Inc.
effective at the opening of the trading session on July 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staff determination on October 8, 2024.
On October 8, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On November 26, 2024, the hearing was held. On December 19, 2024, the Panel reached a decision and a Decision letter was issued on said date.
Based on the information presented, the Panel has determined to deny the Company request for an extension to March 31, 2025, to demonstrate compliance with the Equity Rule.
While the Panel noted the Company completed the conversion of notes and convertible notes as it stated it would at the hearing, it does not believe more time should be afforded to complete the necessary steps to achieve its goal.
At that point the decision to approve the credit was out of the Company control and the timeline for completion was unknown.
As a result, the Panel did not believe the Company should be allowed to remain listed on the Exchange since there is no way to determine how long the Federal government would take to resolve the claim made by the Company. On February 4, 2025, the Panel reached a decision and decided to suspend the Company from the Exchange. The Company securities were suspended on February 6, 2025. The Staff determination to delist the Company securities became final on March 21, 2025.